82-1252

N E S T L É S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 8 June 2006
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Modernization of Nestlé's Articles of Association Continues Despite Legal Challenge"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

Modernization of Nestlé's Articles of Association Continues Despite Legal Challenge

Vevey, June 8, 2006 – At the April 2006 Annual General Meeting, Nestlé's Board of Directors asked shareholders for a mandate to modernize the Company's Articles of Association, pointing out that the procedure might be legally challenged. In the event, the Board's proposal was approved by 98.12 percent of the capital represented at the meeting.

Nestlé has now been informed that an individual shareholder is contesting the AGM's decision before the Vevey District Court. Nestlé remains convinced that updating the Articles of Association is in the best interest of all shareholders, and internal work on a modernized version will therefore continue.

Nestlé has no further comments to make at this stage.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*